UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Genenta Science S.p.A. Reports Financial Results for the Six Months Ended June 30, 2023

Genenta Science S.p.A. (“Genenta”) is furnishing this report on Form 6-K to provide its unaudited consolidated financial statements as of June 30, 2023, and for the six months ended June 30, 2023, and June 30, 2022, and to provide its Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

The unaudited consolidated financial statements as of June 30, 2023, and for the six months ended June 30, 2023, and June 30, 2022, are attached to this Form 6-K as Exhibit 99.1. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.2.

As described in more detail in Note 14, Subsequent events to the financial statements attached as Exhibit 99.1 hereto, (i) on August 1, 2023, Genenta entered into a Sponsored Research Agreement (the “CP1 SRA”) with Ospedale San Raffaele S.r.l. (“OSR”) to perform certain feasibility studies contemplated under the Company’s amended and restated license agreement with OSR (the “ARLA”), and (ii) on September 28, 2023, Genenta and OSR entered into a related amendment to the ARLA.

The descriptions of the CP1 SRA and the amendment to the ARLA contained in this Form 6-K and in Exhibits 99.1 and 99.2 hereto do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as exhibits 10.1 and 10.2, respectively, to this Form 6-K.

EXHIBIT INDEX

Exhibit	Title
10.1†	Sponsored Research Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. dated August 1, 2023
10.2†	Amendment to Amended and Restated License Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. dated September 28, 2023
99.1	Unaudited Consolidated Financial Statements as of June 30, 2023, and for the six months ended June 30, 2023, and June 30, 2022.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101	The following materials from Genenta’s Report on Form 6-K for the six months ended June 30, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

† Portions of this exhibit (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: October 20, 2023	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer